# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMSCORE, INC., CIK 0001158172
CUSIP: 20564W105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 09/26/2025
Amends the filing with accession number 0001104659-21-039151
Filed by CIK 0001091667
Persons authorized to receive notices and communications: Jennifer A. Smith, 400 Washington Blvd., Stamford, Connecticut (CT), 06902, (203) 905-7801

## Reporting persons
- Charter Communications, Inc. (CIK 0001091667): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,631,889; sole dispositive power 0; shared dispositive power 1,631,889; aggregate amount beneficially owned 1,631,889 (24.55% of the class)
  Comment: Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred restricted stock units ("RSUs") and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock, par value $0.001 ("Series B Preferred Stock").
  
  Calculated based on 5,014,780 shares of Common Stock outstanding as of August 1, 2025, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on August 6, 2025, as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.
- CCH II, LLC (CIK 0001266604): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,631,889; sole dispositive power 0; shared dispositive power 1,631,889; aggregate amount beneficially owned 1,631,889 (24.55% of the class)
  Comment: Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock.
  
  Calculated based on 5,014,780 shares of Common Stock outstanding as of August 1, 2025, as reported on the Issuer's 10-Q filed with the SEC on August 6, 2025, as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.
- Charter Communications Holdings, LLC (CIK 0001085476): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,631,889; sole dispositive power 0; shared dispositive power 1,631,889; aggregate amount beneficially owned 1,631,889 (24.55% of the class)
  Comment: Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock.
  
  Calculated based on 5,014,780 shares of Common Stock outstanding as of August 1, 2025, as reported on the Issuer's 10-Q filed with the SEC on August 6, 2025, as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.
- Spectrum Management Holding Company, LLC (CIK 0001377013): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,631,889; sole dispositive power 0; shared dispositive power 1,631,889; aggregate amount beneficially owned 1,631,889 (24.55% of the class)
  Comment: Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock.
  
  Calculated based on 5,014,780 shares of Common Stock outstanding as of August 1, 2025, as reported on the Issuer's 10-Q filed with the SEC on August 6, 2025, as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.
- Charter Communications Holding Company, LLC (CIK 0001850981): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,631,889; sole dispositive power 0; shared dispositive power 1,631,889; aggregate amount beneficially owned 1,631,889 (24.55% of the class)
  Comment: Represents (i) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs and (ii) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock.
  
  Calculated based on 5,014,780 shares of Common Stock outstanding as of August 1, 2025, as reported on the Issuer's 10-Q filed with the SEC on August 6, 2025, as increased by (i) 1,603,578 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Convertible Preferred Stock and (ii) 28,311 shares of Common Stock issuable upon settlement of deferred RSUs.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: COMSCORE, INC.
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2" or "Statement") amends and supplements the statement on Schedule 13D originally filed with the SEC on March 19, 2021, as amended. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Charter Communications, Inc., a Delaware corporation ("Charter Parent"), CCH II, LLC, a Delaware limited liability company ("CCH II"), Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), Spectrum Management Holding Company, a Delaware limited liability company ("Spectrum Holdings") and Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holding Company"). Charter Holding Company is the record holder of the reported shares. Spectrum Holdings is the controlling parent company of Charter Holding Company. Charter Holdings is the controlling parent company of Spectrum Holdings. CCH II is the controlling parent company of Charter Holdings. Charter Parent is the controlling parent company of CCH II. Charter Parent, Charter Holding Company, CCH II, Charter Holdings and Spectrum Holdings are sometimes referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person."
Residence or business address: The address of the principal office of Charter Parent, Charter Holding Company, CCH II, Charter Holdings and Spectrum Holdings is 400 Washington Blvd., Stamford, Connecticut 06902.
Present principal occupation or employment: Charter Parent and its subsidiaries (collectively, "Charter") is a leading broadband connectivity company and cable operator. Over an advanced communications network, supported by a 100% U.S.-based workforce, Charter offers a full range of state-of-the-art residential and business services including Spectrum Internet(r), TV, Mobile and Voice.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, citizenship, business address, principal business occupation or employment of Charter Parent are set forth in Exhibit 7 attached hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is amended to incorporate the following at the end thereof:

At the closing of the transactions contemplated thereby (the "Closing"), pursuant to the Exchange Agreement (as defined in Item 6 below), in exchange for 31,928,301 shares of Series B Convertible Preferred Stock, the Issuer will issue to Charter Holding Company (i) 4,223,621 shares of Series C Convertible Preferred Stock, par value $0.001 per share ("Series C Preferred Stock") and (ii) 3,286,825 shares of common stock, par value $0.001 per share ("Exchange Common Stock"). Additionally, provided that the Closing occurs, the Issuer is obligated to make a one-time cash payment to Charter Holding Company in the amount of $2,000,000 on June 30, 2028.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,631,889 shares of Common Stock, inclusive of 31,928,301 shares of Series B Preferred Stock which are convertible into 1,603,578 shares of Common Stock (as such amount is increased in respect of dividends that have accrued since June 30, 2024, which is not reflected in the reported securities) and 28,311 deferred RSUs. Such shares of Common Stock represent approximately 24.55% of the Issuer's outstanding Common Stock, assuming settlement of the deferred RSUs and the exchange of all Series B Preferred Stock held by the Reporting Persons into shares of Common Stock, in accordance with Rule 13d-3 of the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holding Company") is the record holder of the 31,928,301 shares of Series B Preferred Stock and has the right to receive 28,311 shares of Common Stock to be issued in settlement of deferred RSUs granted by the Issuer in respect of David Kline's and Jeffrey Barratt Murphy's service on the Issuer's board of directors. Spectrum Management Holding Company, a Delaware limited liability company ("Spectrum Holdings") is the controlling parent company of Charter Holding Company. Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings") is the controlling parent company of Spectrum Holdings. CCH II, LLC, a Delaware limited liability company ("CCH II") is the controlling parent company of Charter Holdings. Charter Communications, Inc., a Delaware corporation ("Charter Parent") is the controlling parent company of CCH II. As a result of the foregoing ownership and relationships, each of Charter Parent, Charter Holding Company, CCH II, Charter Holdings and Spectrum Holdings may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the reported securities directly held by Charter Holding Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership (other than Series B Preferred Stock and Common Stock held directly by such Reporting Person) is expressly disclaimed by each such Reporting Person.
Transactions in the class effected during the past sixty days: Except as reported in Item 4 hereof, the Reporting Persons have not engaged in any transactions in the Common Stock during the last 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Schedule 13D is amended to incorporate the following at the end thereof:

Stock Exchange Agreement

On September 26, 2025, the Issuer and Charter Holding Company entered into a Stock Exchange Agreement (the "Exchange Agreement") pursuant to which the Issuer agreed to exchange 31,928,301 shares of Series B Preferred Stock for (i) 4,223,621 shares of a new series of convertible preferred stock designated as "Series C Convertible Preferred Stock", par value $0.001 per share, and (ii) 3,286,825 shares of Common Stock, par value $0.001 per share (the "Exchange"). In connection with the Exchange, the Issuer is obligated to make a one-time cash payment to Charter Holding Company in the amount of $2,000,000 on June 30, 2028.

Stockholder Support Agreement

On September 26, 2025, in connection with the execution of the Exchange Agreement, Charter Holding Company entered into a Stockholder Support Agreement with the Issuer (the "Support Agreement"). The Support Agreement requires Charter Holding Company to vote in favor of the approval of the Exchange, oppose any competing or delaying proposals, and to grant the Issuer an irrevocable proxy to enforce those voting commitments. Until the Exchange Agreement terminates, Charter Holding Company may not transfer or encumber Common Stock or enter any conflicting voting arrangements, subject to certain exceptions. Any additional or successor shares automatically become subject to the same restrictions.

Second Amended and Restated Stockholders Agreement

At the Closing, the Issuer and Charter Holding Company, Liberty Broadband Corporation and Pine Investor, LLC (the "Stockholders") will enter into a Second Amended and Restated Stockholders Agreement (the "Second Amended Stockholders Agreement").

The Amended Stockholders Agreement provides each Stockholder the right to designate two individuals to the ten-person board of directors ("Board"). Under the Second Amended Stockholders Agreement, each Stockholder will have the right to designate one individual to the seven (7) person board which also includes one (1) Additional Director jointly nominated by any Stockholder that continues to own at least 7.5% of the outstanding Common Stock on an as converted basis, and three (3) Unaffiliated Directors who are neither designees nor affiliates of the Stockholders. The Additional Director will be designated as Board Chair. Any change in the Board's size must be approved by a majority of the Unaffiliated Directors.

Under the Amended Stockholders Agreement, each Stockholder had the right to designate a director so long as it held at least 10% of the outstanding Common Stock on an as converted basis. Under the Second Amended Stockholders Agreement, the individual designation threshold for each Stockholder will be 7.5%. The Additional Director seat will also be subject to a collective ownership threshold of at least 22.5% among the Stockholders.

Under the Second Amended Stockholders Agreement, if a Stockholder (the "Buying Stockholder") acquires all of another Stockholder's (the "Selling Stockholder") Series C Preferred Stock (or related Common Stock) and Exchange Common Stock as of the Closing, the Selling Stockholder's designated director must resign. A director designated by the Buying Stockholder will fill the vacancy, provided the Buying Stockholder continues to own at least 7.5% of the outstanding Common Stock on an as-converted basis. No Stockholder may designate or nominate a majority of the Board.

Under the Second Amended Stockholders Agreement, each Stockholder is obligated to vote any shares of Common Stock or Series C Preferred Stock held by such Stockholder (or with respect to which such Stockholder has the power to vote) that represent voting power in excess of 49.99% of the total voting power of the Issuer in a neutral manner on all matters upon which the Stockholder is entitled to vote.

Under the Second Amended Stockholders Agreement, Stockholders are restricted from transferring Exchange Common Stock for six months after the Closing, and Common Stock issued upon voluntary conversion of Series C Preferred Stock for six months after conversion unless the per-share price is at least $12.50.

Under the Second Amended Stockholders Agreement, until a Stockholder owns less than 5% of the outstanding Common Stock on an as converted basis, the Stockholder and its affiliates may not acquire more than 49.99% of the outstanding Common Stock on an as converted basis, publicly seek or encourage merger or similar transactions, solicit proxies, call stockholder meetings, initiate proposals, or seek director removal, subject to certain exceptions.

First Amendment to Registration Rights Agreement

At the Closing, the Issuer will amend its Registration Rights Agreement, dated as of March 10, 2021, by and among the Issuer and the other parties thereto (the "RRA", and such amendment, the "RRA Amendment"). The RRA Amendment, among other things, will amend the definition of "Registrable Securities" under the RRA to include shares of Series C Preferred Stock and shares of Common Stock issued upon conversion of the Series C Preferred Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7 Directors and Executive Officers of the Reporting Persons

Exhibit 8 Stock Exchange Agreement, dated September 26, 2025, by and between comScore, Inc. and Charter Communications Holding Company, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed on September 29, 2025) (File No. 001-33520).

Exhibit 9 Stockholder Support Agreement, dated September 26, 2025, by and between comScore, Inc. and Charter Communications Holding Company, LLC (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed on September 29, 2025) (File No. 001-33520).

## Signatures
- Charter Communications, Inc.: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (09/30/2025)
- CCH II, LLC: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (09/30/2025)
- Charter Communications Holdings, LLC: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (09/30/2025)
- Spectrum Management Holding Company, LLC: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (09/30/2025)
- Charter Communications Holding Company, LLC: /s/ Jennifer A. Smith, Jennifer A. Smith / Vice President (09/30/2025)